[Letterhead of Luse Gorman Pomerenk & Schick, P.C.]

(202) 274-2030	rgarabedian@luselaw.com
August 7, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn.:	William Friar, Esq. Mail Stop 4561 Re: Atlantic Coast Financial Corporation (Registration No. 333-144149) Registration Statement on Form S-1
Dear Mr. Friar:
     On behalf of Atlantic Coast Financial Corporation (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the Company’s responses to the Staff’s comment letter dated July 27, 2007, a copy of which is included in the courtesy copy of the Amended S-1 forwarded under cover of this letter. The responses correspond to the numbered comments in the comment letter. In addition to these revisions, the Company’s Prospectus has been revised in response to comments received from the Office of Thrift Supervision (“OTS”). The Prospectus also includes a “Recent Developments” section. The Amended S-1 has been blacklined to reflect changes from the original filing.
Proxy Statement
1.	Where comments on the Form S-1 also relate to the proxy statement, please make corresponding or appropriate changes to the proxy statement.

The proxy statement has also been revised to reflect revisions to the prospectus.

Securities and Exchange Commission
August 7, 2007

Form S-1
2.	Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next pre-effective amendment.

This comment is acknowledged. The updated consent is contained in Exhibit 23.2 to the Amended Form S-1.

3.	In the next amendment, please include the graphics, maps, and related captions as they will appear in the prospectus, or provide us draft copies.

The map has been added to the prospectus.
Summary
4.	Please provide a website address here or in the main section.

The website of Atlantic Coast Bank has been inserted on page 99 of the prospectus.
Business Strategy, page 3
5.	State whether there are any current plans regarding building, leasing or acquiring new branches.

Please see the revised disclosure on page 3 of the prospectus.
Reasons for the Conversion, page 4
6.	Clarify why you chose to make the offering at this time.

Please see the discussion on page 4 of the prospectus.
How We Intend to Use the Proceeds From the Offering, page 5
7.	Please be as specific as possible regarding the intended uses of the net proceeds. Disclose any current plans, intentions or understandings concerning new branches or other specific uses. Provide a timetable for the branching plans. As your plans for use of proceeds solidify, please update the disclosure pursuant to Item 504 of Regulation S-K both here and in the main section, as appropriate.

Please see the revised disclosure on page 6 of the prospectus.

Securities and Exchange Commission
August 7, 2007

Stock-Based Incentive Plan, page 9
8.	Reference is made to the table on the top of page 11. Please insure in the printed document that it is clear which column and which row match up. In our Edgar print-out there is room for confusion with respect to some of the information under “Participants,” as to what is matched to.

This comment is acknowledged.
Decrease in Stockholders’ Rights for Existing Stockholders...page 19
9.	Revise the penultimate sentence, (“The differences in stockholder rights include...”), so that it is clear that the enumerated requirements apply to Atlantic Costal Federal Corporation.

The noted sentence on page 19 has been revised as requested.
Risk Factors, page 20
10.	In the third risk factor on page 20, expand the heading to be more specific concerning the economic deterioration that would harm your results of operations; namely, economic deterioration in the Jacksonville, Florida and Ware County, Georgia areas.

The heading has been revised as requested on page 23 of the prospectus.

11.	In the first risk factor on page 25, disclose the reduction in ROE and ROA since the first step conversion.

Please see the revised discussion on page 25 of the prospectus.
The Rights of Existing Stockholders...page 28
12.	Noting the disclosure on page 166 that future benefit plans may be adopted without shareholder approval, revise to add a separate risk factor for this change in shareholder rights and include a cross-reference to the complete discussion on page 166.

Please see the revised disclosure on page 184 of the prospectus regarding shareholder approval of stock benefit plans. The Company believes that because of the Nasdaq listing requirements requiring shareholder approval of stock benefit plans and the requirement to receive shareholder approval in order to grant incentive stock options with their resultant favorable income tax treatment, it is highly unlikely that stock benefit plans would be adopted without shareholder approval. Therefore, the Company believes this is not a risk factor for the shareholders of the Company.

Securities and Exchange Commission
August 7, 2007

How We Intend to Use the Proceeds From the Offering
Atlantic Coast Bank May Use the Net Proceeds it Receives From the Offering, page 34
13.	If any proceeds will be used for the branch expansion discussed on page 48, including the second St. Johns branch to be built in 2008 or the new Neptune Beach location, provide appropriate disclosure of the anticipated amounts and specific purposes here.

Please see the revised disclosure on pages 47 and 48 of the prospectus.

14.	Discuss the estimated costs for opening a new branch.

Please see the revised disclosure on pages 47 and 48 of the prospectus regarding the estimated cost for establishing the new St. Johns branch and the general factors affecting the cost of establishing a branch office.

15.	If specifics are known about the enhancements to products and services or the initiatives to improve effectiveness and profitability, please expand the disclosure on these uses of proceeds.

Please see the revised disclosure on page 47 of the prospectus.
Comparison of Financial Condition...page 52
16.	Reference is made to, “Securities available for sale,” on page 53 and on page 60, where we note in each period that the amount has increased over the prior period. If this is a change in management’s strategy, please discuss.

The increase in securities available for sale does not constitute a change in management’s strategy. Additional disclosure has been added to the discussion on pages 69 and 76. As part of the Company’s ongoing asset and liability management strategy, the Company has continued to leverage its growth in securities available for sale to take advantage of favorable interest rate spreads and to reduce exposure to interest rate risk.
Business of Atlantic Coast Bank
Lending Activities, page 84
17.	Disclose the primary risks of each loan type, noting which are at higher risk.

Please see the revised discussion on page 100 of the prospectus.
Non-performing and Problem Assets, page 92

Securities and Exchange Commission
August 7, 2007

18.	We note in the last paragraph on page 97 the increase in special mention loans. Please briefly discuss why management believes that these loans have increased and if management believes that this is a trend, please also discuss.

Please see the revised disclosure on page 113 of the prospectus.
Management
Compensation Discussion and Analysis, page 125
19.	Please move the heading “Executive Compensation” to precede the “Compensation Discussion and Analysis” heading.

The noted heading has been moved as requested.

20.	We note that Mr. Larison receives additional benefits and that his total compensation set forth in the Summary Compensation Table is notably greater than those of the other named executive officers. In the last paragraph of Section II(B)(1) of Release 33-8732A, the Commission stated that material differences in the compensation policies between the named executive officers should be discussed. Please revise your Compensation Discussion and Analysis to address the difference.

Please see the revised disclosure on pages 141 and 142 of the prospectus.
Base Salary, page 126
21.	Please expand the disclosure to specify how and to what extent individual performance and Atlantic Coast Federal’s performance are used as the basis for determining annual salary adjustments. For example, disclose what percentage of the salary relates to individual performance and what targets or other measures are used to determine the Atlantic Coast Federal’s performance. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

Please see the revised disclosure on page 142 of the prospectus.

22.	Also, specify the “established goals” used to modify the annual salary of executive officers. Describe more specifically the criteria, objectives, and benchmarks used for making compensation decisions. To the extent that those criteria, objectives, and benchmarks are specific to particular officers, disclose this. Refer to Item 402(b)(2)(v) of Regulation S-K.

Please see the revised disclosure on page 142 of the prospectus.

Securities and Exchange Commission
August 7, 2007

Stock-Based Award Plans, page 127
23.	Please revise to disclose more specifically the degree to which stock-based awards require an increase in an employee’s production levels. Describe the degree of difficulty involved in obtaining a stock award.

Please see the revised disclosure on page 143 of the prospectus.
Atlantic Coast Federal Corporation 2005 Stock Benefit Plans, page 134
24.	In footnote 22 on page 138, clarify whether or not Ms. Boyette received the benefits noted upon her resignation in January 2007.

Please see the revised disclosure in footnote 22 on page 155 of the prospectus.
Stock pricing and Number of Shares to be Issued, page 146
25.	With regard to the first bullet on page 147, provide the staff with the information provided to RP Financial. In addition, tell us the assumed rate of return on the proceeds referred to in the penultimate paragraph on page 147.

The “present results and financial condition” of Atlantic Coast Federal Corporation consist of the financial statements of Atlantic Coast Federal Corporation filed with the Amended S-1. The “projected results and financial condition” of Atlantic Coast Financial Corporation and Atlantic Coast Bank are contained in the business plan of Atlantic Coast Bank filed with the Office of Thrift Supervision. A copy of that business plan is filed under separate cover requesting confidential treatment.

The penultimate sentence has been revised to correctly state the assumed rate of return is 3.04%
* * * * *

Securities and Exchange Commission
August 7, 2007

     We trust the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2030 or Benjamin Azoff of this office at (202) 274-2010 as soon as possible if it has any further comments.
Respectfully,
/s/ Richard S. Garabedian
Richard S. Garabedian
Enclosures
cc:	Jessica Livingston, Esq.
David Irving, CPA
Hugh West, CPA
Robert J. Larison, President and Chief Executive Officer
Dawna R. Miller, Chief Financial Officer
Thomas B. Wagers, Chief Operating Officer
Benjamin Azoff, Esq.